UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
The Retirement Committee and Participants
   Nordson Employees’ Savings Trust Plan
We have audited the accompanying Statement of Net Assets Available for Benefits of the NORDSON EMPLOYEES’ SAVINGS TRUST PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nordson Employees’ Savings Trust Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes (at end of year) and reportable transactions as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 5, 2008
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson
Employees’ Savings Trust Plan

	December 31
	2007	2006
ASSETS
Receivables:
Employee contributions	$—	$838
Employer contributions	97,118	103,446
Dividends	83,006	173,404
Pending sale receivable	582,013	—

Total Receivables	762,137	277,688

Investments:
Nordson Corporation common stock	25,767,683	49,373,358
Hartford Life	40,286,140	38,736,700
Mainstay S&P 500 Index Fund I	35,451,929	35,113,084
Mainstay Large Cap Growth I	27,606,204	21,666,086
KeyBank NA Managed Guaranteed Investment Contract Fund	8,358,130	10,149,324
MFS Intl New Discovery A	31,399,537	27,755,162
Baron Small Cap Fund	20,252,057	17,826,338
Mainstay Balanced Fund I	15,516,767	16,725,343
Mainstay Cash Reserves Fund I	17,304,847	13,017,403
PIMCO Total Return Fund (Admin)	14,312,698	11,188,984
Allianz NFJ Dividend Value A	2,127,625	—
National Western Annuities	112,386	107,347
Participant Loans	5,188,781	4,788,410

Total Investments	243,684,784	246,447,539

TOTAL ASSETS	244,446,921	246,725,227

LIABILITIES AND NET ASSETS
Payable to Nordson Corporation Non-Union Employees Stock Ownership Plan	—	24,554,112

Net Assets Available for Benefits at Fair Value	244,446,921	222,171,115

Adjustment from fair value to contract value for fully benefit-responsive contracts	83,551	199,477

NET ASSETS AVAILABLE FOR BENEFITS	$244,530,472	$222,370,592

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson
Employees’ Savings Trust Plan

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$3,005,626	$2,972,822
Employee	9,581,901	9,426,599
Rollover	518,366	442,321

	13,105,893	12,841,742

Interest and dividend income	12,795,545	9,501,244
Net unrealized/realized appreciation	6,846,521	19,502,402

Total Additions	32,747,959	41,845,388

Deductions from Net Assets Attributed to:
Benefits paid to participants	10,651,665	18,675,158

Net Increase	22,096,294	23,170,230

Transfers (to) from Another Plan:
HP Solutions, Inc. 401(k) Profit Sharing Plan	—	509,979
Nordson Corporation Non-Union Employees Stock Ownership Plan	63,586	(24,554,112)

Net Assets Available for Benefits:
Beginning of Year	222,370,592	223,244,495

End of Year	$244,530,472	$222,370,592

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
1   Description of Plan
The following description of The Nordson Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part-time, domestic employees of Nordson Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective April 1, 2006, the HP Solutions, Inc. 401(k) Profit Sharing Plan was merged into the Plan and its assets were transferred to the Plan.
Effective December 31, 2006, the ESOP feature of the Plan was spun off into a separate plan, the Nordson Corporation Non-Union Employees Stock Ownership Plan. During 2007, $24,554,112 was transferred to the new plan.
Eligibility:
All salaried, full-time and part-time, domestic employees of the Company are eligible on date of hire.
Contributions:
Pre tax employee contribution — Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.
Post tax employee contribution — Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.
Employer Contributions — The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
1   Description of Plan, Continued
Contributions, Continued:
The Company may also make additional discretionary contributions, if authorized by its Board of Directors.
Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:
a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 6%) for the plan year bears to the aggregate percentage of employee’s regular contributions for such plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33.3% for each year of service. Prior to January 1, 2007, participants vested at the rate of 20% for each year of service.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
1   Description of Plan, Continued
Forfeitures:
Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures for the years ended December 31, 2007 and 2006 were $106,951 and $88,264, respectively.
Participants’ Loans:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.
The loans are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through monthly payroll deductions.
Payment of Benefits:
Upon retirement after age 55, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, there shall be a distribution based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33⅓% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the plan up to 100%. Any portion not distributed shall be forfeited.
Investment Options:
Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least 3 years of service may elect to have his separate account which is attributable to employer matching contributions and which is invested in the Nordson Match Stock Fund transferred to any other investment option.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
2   Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments in equity and debt securities, traded on a national exchange, and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Participant loans are valued at amortized cost, which represents fair value.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
2   Summary of Significant Accounting Policies, Continued
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3   Tax Status
On December 12, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
4   Investments
The Plan’s funds are invested in the common stock of the Company, mutual funds, annuity contracts and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

	2007	2006
Nordson Corporation common stock	$25,767,683	$49,373,358
Hartford Life	$40,286,140	$38,736,700
Mainstay S&P 500 Index Fund I	$35,451,929	$35,113,084
Mainstay Large Cap Growth I	$27,606,204	$21,666,086
MFS Intl New Discovery A	$31,399,537	$27,755,162
Baron Small Cap Fund	$20,252,057	$17,826,338
Mainstay Balanced Fund I	$15,516,767	$16,725,343
Mainstay Cash Reserves Fund I	$17,304,847	$13,017,403
PIMCO Total Return Fund (Admin)	$14,312,698	$11,188,984

During 2007 and 2006, the Plan’s investments changed in fair value as follows:

	2007	2006
Mutual funds	$2,401,209	$8,839,998
Common/collective funds	461,797	584,885
Annuities	(1,985)	(3,841)
Nordson Corporation common stock	3,985,500	10,081,360

	$6,846,521	$19,502,402

5   Guaranteed Investment Contracts
Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2007 and 2006 was $8,358,130 and $10,149,324. The average yield was approximately 4.49% for 2007 and 4.71% for 2006 and the crediting interest rate was approximately 4.54% for 2007 and 4.63% for 2006. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
6   Nonparticipant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments, which are included within the Nordson Corporation Stock Fund and the Mainstay Cash Reserves Fund I, is as follows:
Nordson Match Stock Fund

	2007	2006
Net Assets:
Nordson Corporation common stock	$8,736,421	$8,388,112
Mainstay Cash Reserves Fund I	224,734	429,449
Dividends receivable	28,143	29,461
Pending sale receivable	197,329	—

	$9,186,627	$8,847,022

Changes in Net Assets:
Contributions	$434,004	$358,659
Interest and dividend income	133,964	145,362
Net realized and unrealized gains	1,203,671	1,792,183
Distributions to participants	(414,767)	(509,213)
Net transfers to participant-directed funds	(1,017,267)	(1,002,057)

	$339,605	$784,934

Nordson ESOP Stock Fund

	2007	2006
Net Assets:
Nordson Corporation common stock	$—	$24,438,326
Mainstay Cash Reserves Fund I	—	29,960
Dividends receivable	—	85,826
Payable to Nordson Corporation Non-Union Employees Stock Ownership Plan	—	(24,554,112)

	$—	$—

Changes in Net Assets:
Interest and dividend income	$—	$379,348
Net realized and unrealized gains	—	4,710,020
Investment expenses	—	(943)
Distributions to participants	—	(1,377,053)
Net transfers to participant-directed funds	—	(194,484)
Transfer to Nordson Corporation Non-Union Employees Stock Ownership Plan	—	(24,554,112)

	$—	$(21,037,224)

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
7   Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company.
8   Diversification
An employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for ten or more years and who has attained age 55 may elect, within the 90 day election period following the close of each plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees’ Savings Trust Plan. For the last Plan year in his qualified period he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.
9   Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$244,530,472	$222,370,592
Dividend income reclassification	—	173,404

Net assets available for benefits per the Form 5500	$244,530,472	$222,543,996

     The following is a reconciliation of the earnings on investments per the financial statements to the Form 5500:

	2007	2006
Interest and dividend income per the financial statements	$12,795,545	$9,501,244
Dividend income reclassification	(173,404)	173,404

Interest and dividend income per the Form 5500	$12,622,141	$9,674,648

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson
Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2007

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost**	Value
*	Nordson Corporation common stock	293,845 shares, Common Stock	N/A	$17,031,262
*	Nordson Corporation common stock	150,732 shares, Common Stock	$4,734,398	8,736,421
	Hartford Life	GA #2374-A, 4.0%, Group Annuity Contract	N/A	40,286,140
	Mainstay S&P 500 Index Fund I	1,048,874 shares, Mutual Fund	N/A	35,451,929
	Mainstay Large Cap Growth I	3,797,277 shares, Mutual Fund	N/A	27,606,204
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	398,488 shares, Guaranteed Investment Contract	N/A	8,441,681
	MFS Intl New Discovery A	1,290,569 shares, International Stock Fund	N/A	31,399,537
	Baron Small Cap Fund	849,856 shares, Mutual Fund	N/A	20,252,057
	Mainstay Balanced Fund I	590,890 shares, Mutual Fund	N/A	15,516,767
	Mainstay Cash Reserves Fund I	17,080,114 shares, Money Market Fund	N/A	17,080,114
	Mainstay Cash Reserves Fund I	224,733 shares, Money Market Fund	$224,733	224,733
	PIMCO Total Return Fund (Admin)	1,338,887 shares, Bond Fund	N/A	14,312,698
	Allianz NFJ Dividend Value A	127,479 shares, Mutual Fund	N/A	2,127,625
	National Western Annuities	112,386 shares, Group Annuity Contract	N/A	112,386
*	Participant Loans	Notes receivable (interest ranging from 4% to 10%)	N/A	5,188,781

				$243,768,335

*	Party-in-interest to the Plan.

**	Historical cost provided only for nonparticipant-directed investments.

^^	Amount reported at contract value.

SCHEDULE OF REPORTABLE TRANSACTIONS
Form 5500, Schedule H, Part IV, Line 4j
Nordson
Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2007

(h) Current
(a)					(f) Expense		Value of
Identity					Incurred		Asset on
of Party		(c) Purchase	(d) Selling	(e) Lease	with	(g) Cost of	Transaction	(i) Net Gain
Involved	(b) Description of Asset	Price	Price	Rental	Transaction	Asset	Date	(Loss)
New York Life Trust Company	Mainstay Cash Reserves Fund I	$—	$13,132,476	$—	$—	$13,132,470	$13,132,476	$6

Exhibits
The following exhibit is filed herewith:
Exhibit No.
23-a            Consent of Independent Registered Public Accounting Firm
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 11, 2008

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Vice President, Chief Financial Officer
Nordson Corporation